UNITED STATES OF AMERICA
            BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.


_________________________________

IN THE MATTER OF
NATIONAL FUEL GAS COMPANY                      CERTIFICATE
FILE NO. 70-8109                               PURSUANT TO
                                               RULE 24

(Public Utility Holding Company
Act of 1935)
_________________________________


          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the purposes represented by the Declaration, as amended, of National Fuel Gas Company ("National"), in the above file, and pursuant to the Order dated March 5, 1993 of the Securities and Exchange Commission with respect thereto.

         The following individuals, during the period October 1, 1997 through December 31, 1997, exercised Incentive Stock Options ("ISO's")
or Non-Qualified Stock Options ("NSO's"), as identified below:
                                                                    Number of
                                                         Number of   Shares of
                                      Exercise            Shares    Stock Used
                       Type   Date     Price              Acquired   in Stock-
                        of     of      Per      Exercise  Through    for-Stock
 Name                  Grant  Grant    Share     Date     Exercise   Exercise

Philip C. Ackerman      ISO  6/15/93   31.50    12/31/97    3,174       -0-
Philip C. Ackerman      ISO  6/9/94    31.625   12/31/97    3,162       -0-
Paula Ciprich           ISO  8/29/95   27.9375  12/26/97      300       -0-
Lawrence A. Giermek     ISO  9/26/96   36.8125  12/23/97      875       669
Richard Hare            NSO  10/4/95   28.5625  11/20/97   30,000       -0-
Bernard J. Kennedy      ISO  8/29/95   27.9375  12/31/97    3,579       -0-
Robert J. Kreppel       ISO  8/29/95   27.9375  12/23/97    1,000       -0-
Joseph F. Kronenwetter  NSO  8/29/95   27.9375  11/24/97    1,421       -0-
Curtis W. Lee           ISO  6/9/94    31.625   10/3/97       150       100
Curtis W. Lee           ISO  6/9/94    31.625   12/15/97      210       130
Curtis W. Lee           ISO  6/9/94    31.625   12/26/97      390       250
Donald Lovingfoss       ISO  9/26/96   36.8125  11/20/97    2,000       -0-
Donald Rynkowski        ISO  6/9/94    31.625   10/3/97     1,000       -0-
Donald Rynkowski        ISO  8/29/95   27.9375  10/3/97     1,000       -0-
Jeanette L. Wilkins     ISO  9/26/96   36.8125  12/31/97    1,250       -0-


          These were the only exercises of options pursuant to the National Fuel Gas Company 1993 Award and Option Plan during the period October 1, 1997 - December 31, 1997.


          On December 11, 1997, the Compensation Committee of the Board of Directors of National awarded stock options pertaining to 8,155 shares of National's common stock pursuant to the National Fuel Gas Company 1993 Award and Option Plan ("Plan") to the following two individuals:


                 Name            Number of options granted

             R. E. Klein                7,500
             C. W. Lee                    655


          In witness WHEREOF, National has caused this certificate to be executed this 12th day of January, 1998.



                                By /s/ James R. Peterson
                                       James R. Peterson
                                      Assistant Secretary